Exhibit 99.1



For immediate release

Alcon Posts 5.9 Percent Sales Growth for Third Quarter

Third Quarter Highlights
- *Organic sales growth was 9.0 percent*
- *Operating profit rose 17.0 percent to $578 million*
- *Sales of advanced technology intraocular lenses increased 34.2 percent*
- *Management raises outlook for full year earnings per share*

HUENENBERG, Switzerland – October 27, 2009 – Alcon, Inc. (NYSE:ACL) reported global sales rose 5.9 percent to $1,614 million for the third quarter of 2009, or a 9.0 percent increase excluding the impact of foreign exchange fluctuations. Net earnings for the third quarter of 2009 were $515 million, or $1.71 per diluted share. Excluding the impact of a $240 million tax benefit related to the refractive product line in 2008 and the impact of continuing expenses related to the first quarter 2009 reduction in force, adjusted net earnings for the third quarter 2009 would have grown 33.3 percent compared to non-GAAP adjusted net earnings for the third quarter of 2008.

"Continued execution of our operational strategies combined with an improved market environment drove our solid third quarter performance," said Kevin Buehler, Alcon's president and chief executive officer. "We continue to achieve organic sales growth and market share growth with contributions from multiple areas, but especially from advanced technology intraocular lenses, glaucoma treatments and emerging markets. We expect these factors to continue to support solid organic growth, which, along with a more favorable currency environment, allows us to raise our earnings outlook for the remainder of the year."

Sales Highlights
Summarized below are sales highlights for the third quarter of 2009. All growth comparisons are for the third quarter of 2009 compared to the third quarter of 2008. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.
- International organic sales growth was 10.1 percent (+4.5 percent reported), with the Brazil, Russia, India and China (BRIC) nations leading organic growth, rising 13.3 percent (+0.6 percent reported).
- U.S. sales rose 7.6 percent as prescription demand improved and on strong revenue growth in glaucoma and advanced technology **AcrySof**® intraocular lenses.
- Global sales of advanced technology intraocular lenses rose 37.7 percent organically (34.2 percent reported) due to U.S. market share gains of the **AcrySof**® **IQ ReSTOR**® **+3.0** lens and broader and more frequent use of the **AcrySof**® **IQ Toric** lens by cataract surgeons.

- Global glaucoma sales increased 18.2 percent, led by a 23.6 percent rise in global sales of the **TRAVATAN**® family of products (**TRAVATAN**®, **TRAVATAN Z**® and **DuoTrav**™ ophthalmic solutions). **Azopt**® and **Azarga**® ophthalmic solutions also added to glaucoma sales growth, together rising 16.9 percent.
- The launch of the **Constellation**® vitreoretinal system contributed to a 19.5 percent growth of sales in the company's vitreoretinal business.

Earnings Highlights

Summarized below are earnings highlights for the third quarter of 2009. All growth comparisons are for the third quarter of 2009 compared to the third quarter of 2008.

- Gross profit margin was in line with management expectations at 75.3 percent compared to 77.2 percent in 2008. The decline was primarily attributable to the impact of foreign exchange rates on costs of goods sold in each period.
- Operating profit rose 17.0 percent and operating profit margin increased from 32.4 percent to 35.8 percent of sales. This improvement resulted from cost management programs that reduced selling, general and administrative expenses to 29.4 percent from 32.9 percent of sales. Research and development expenses were 9.8 percent of sales and were lower than 2008 due to timing differences for research projects and licensing transactions between the two periods.
- Net earnings in the third quarter of 2009 were $515 million compared to $627 million in 2008. Excluding a $240 million tax benefit in 2008 and the impact of continuing expenses related to the first quarter 2009 reduction in force, adjusted net earnings grew 33.3 percent. This increase was attributable to reduced operating expenses and investment portfolio gains compared to investment losses in the third quarter 2008.

Other Highlights

- On September 15, 2009, Alcon acquired the Swiss biotechnology firm ESBATech AG providing the company with a sustainable platform of biologic development utilizing antibody fragment technology particularly suited to treat ocular diseases.
- Alcon entered into a licensing and purchase option agreement in October with Potentia Pharmaceuticals for POT-4 for the treatment of age-related macular degeneration.
- On October 2, 2009, the company launched brimonidine 0.15% in the United States which is the only non-branded version of Alphagan® P 0.15% on the market.
- Alcon received approval for **DisCoVisc**® viscoelastic system, the **PUREPOINT**™ laser and the **Laureate**® world phaco system in Japan in the third quarter of 2009.
- During the quarter Alcon received additional country approvals of **Vigamox**® ophthalmic solution and the drug is now approved in a majority of European Union countries.
- The U.S. District Court for the District of Delaware issued an opinion on October 19, 2009 finding in Alcon's favor on all claims and defenses in the Vigamox case against Teva that was tried in March 2008.

Financial Guidance

The company reaffirmed its previously-issued sales guidance for full year 2009 organic sales growth to be in the mid-single digits. The company raised its guidance for full year 2009 diluted earnings per share on a U.S. GAAP basis to between $6.55 and $6.65 and between $6.60 and $6.70 on a non-GAAP adjusted basis (excluding restructuring charges taken in 2009). This increase reflects the positive results year to date and an improving market environment, partially mitigated by the expectation of higher R&D and SG&A expenses in the remainder of the year.

Company Description
Alcon, Inc. is the world's leading eye care company, with sales of $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. All trademarks noted in this release are the property of Alcon, Inc. For more information about Alcon, visit www.alcon.com.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended September 30,		Nine months ended September 30,	
	2009	**2008**	**2009**	**2008**
Sales	$ 1,614	$ 1,524	$ 4,784	$ 4,796
Cost of goods sold	399	348	1,168	1,161
Gross profit	1,215	1,176	3,616	3,635
Selling, general and administrative	474	501	1,414	1,512
Research and development	158	174	461	461
Amortization of intangibles	5	7	17	22
Operating income	578	494	1,724	1,640
Other income (expense):				
Gain (loss) from foreign currency, net	--	(10)	(1)	(7)
Interest income	13	20	37	66
Interest expense	(3)	(13)	(13)	(45)
Other, net	6	(42)	12	(52)
Earnings before income taxes	594	449	1,759	1,602
Income taxes	79	(178)	210	(21)
Net earnings	$ 515	$ 627	$ 1,549	$ 1,623
Basic earnings per common share	$ 1.72	$ 2.10	$ 5.19	$ 5.44
Diluted earnings per common share	$ 1.71	$ 2.07	$ 5.15	$ 5.38
Basic weighted average common shares	298,875,564	299,076,483	298,734,923	298,428,116
Diluted weighted average common shares	301,894,468	302,636,080	300,856,409	301,920,346

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

Geographic Sales	Three Months Ended September 30, 2009		Three Months Ended September 30, 2008		Change		Foreign Currency Change		Organic Change	
Alcon United States:										
Pharmaceutical	$	324	$	301	7.6	%	--	%	7.6	%
Surgical		304		275	10.5		--		10.5	
Consumer Eye Care		105		105	--		--		--	
Total United States Sales		**733**		**681**	**7.6**		**--**		**7.6**	
Alcon International:										
Pharmaceutical		335		308	8.8		(7.4)		16.2	
Surgical		435		417	4.3		(4.1)		8.4	
Consumer Eye Care		111		118	(5.9)		(5.9)		--	
Total International Sales		**881**		**843**	**4.5**		**(5.6)**		**10.1**	
Total Global Sales	**$**	**1,614**	**$**	**1,524**	**5.9**		**(3.1)**		**9.0**	
Global Product Sales										
Infection/inflammation	$	199	$	208	(4.3)	%	(3.8)	%	(0.5)	%
Glaucoma		286		242	18.2		(3.7)		21.9	
Allergy		97		85	14.1		(1.2)		15.3	
Otic/nasal		106		86	23.3		(1.1)		24.4	
Other pharmaceuticals/rebates		(29)		(12)	N/M		N/M		N/M	
Total Pharmaceutical		**659**		**609**	**8.2**		**(3.8)**		**12.0**	
Intraocular lenses		278		256	8.6		(2.7)		11.3	
Cataract/vitreoretinal		436		408	6.9		(2.2)		9.1	
Refractive		25		28	(10.7)		(3.6)		(7.1)	
Total Surgical		**739**		**692**	**6.8**		**(2.4)**		**9.2**	
Contact lens disinfectants		119		119	--		(1.7)		1.7	
Artificial tears		73		73	--		(5.5)		5.5	
Other		24		31	(22.6)		(3.2)		(19.4)	
Total Consumer Eye Care		**216**		**223**	**(3.1)**		**(3.1)**		**--**	
Total Global Sales	**$**	**1,614**	**$**	**1,524**	**5.9**		**(3.1)**		**9.0**	

N/M - Not Meaningful

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Nine Months Ended September 30,		Change	Foreign Currency Change	Organic Change
	2009	2008			
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 1,022	$ 1,027	(0.5) %	-- %	(0.5) %
Surgical	858	805	6.6	--	6.6
Consumer Eye Care	301	309	(2.6)	--	(2.6)
Total United States Sales	**2,181**	**2,141**	**1.9**	**--**	**1.9**
Alcon International:					
Pharmaceutical	976	956	2.1	(11.3)	13.4
Surgical	1,311	1,353	(3.1)	(10.0)	6.9
Consumer Eye Care	316	346	(8.7)	(11.0)	2.3
Total International Sales	**2,603**	**2,655**	**(2.0)**	**(10.7)**	**8.7**
Total Global Sales	**$ 4,784**	**$ 4,796**	**(0.3)**	**(5.9)**	**5.6**
Global Product Sales					
Infection/inflammation	$ 609	$ 667	(8.7) %	(5.4) %	(3.3) %
Glaucoma	793	705	12.5	(6.9)	19.4
Allergy	400	384	4.2	(1.5)	5.7
Otic/nasal	285	256	11.3	(2.0)	13.3
Other pharmaceuticals/rebates	(89)	(29)	N/M	N/M	N/M
Total Pharmaceutical	**1,998**	**1,983**	**0.8**	**(5.4)**	**6.2**
Intraocular lenses	815	805	1.2	(6.9)	8.1
Cataract/vitreoretinal	1,276	1,263	1.0	(6.0)	7.0
Refractive	78	90	(13.3)	(5.5)	(7.8)
Total Surgical	**2,169**	**2,158**	**0.5**	**(6.3)**	**6.8**
Contact lens disinfectants	341	356	(4.2)	(3.4)	(0.8)
Artificial tears	208	209	(0.5)	(9.6)	9.1
Other	68	90	(24.4)	(6.6)	(17.8)
Total Consumer Eye Care	**617**	**655**	**(5.8)**	**(5.8)**	**--**
Total Global Sales	**$ 4,784**	**$ 4,796**	**(0.3)**	**(5.9)**	**5.6**

N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	September 30, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 2,519	$ 2,449
Short term investments	378	564
Trade receivables, net	1,332	1,168
Inventories	656	574
Deferred income tax assets	159	221
Other current assets	230	243
Total current assets	5,274	5,219
Long term investments	150	24
Property, plant and equipment, net	1,246	1,138
Intangible assets, net	259	91
Goodwill	690	645
Long term deferred income tax assets	398	342
Other assets	138	92
Total assets	$ 8,155	$ 7,551
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 284	$ 199
Short term borrowings	664	1,059
Current maturities of long term debt	1	1
Other current liabilities	1,003	931
Total current liabilities	1,952	2,190
Long term debt, net of current maturities	60	61
Long term deferred income tax liabilities	62	22
Other long term liabilities	681	587
Contingencies		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share	42	42
Additional paid-in capital	1,508	1,449
Accumulated other comprehensive income	213	80
Retained earnings	4,076	3,699
Treasury shares, at cost	(439)	(579)
Total shareholders' equity	5,400	4,691
Total liabilities and shareholders' equity	$ 8,155	$ 7,551

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Nine months ended September 30,	
	2009	**2008**
Cash provided by (used in) operating activities:		
Net earnings	$ 1,549	$ 1,623
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	142	128
Amortization of intangibles	17	22
Share-based payments	58	70
Tax benefits (reversals) from share-based compensation	2	8
Deferred income taxes	41	(118)
Loss (gain) on sale of assets	61	9
Unrealized depreciation (appreciation) on trading securities	(73)	41
Other, net	(3)	7
Changes in operating assets and liabilities:		
Trade receivables	(123)	(15)
Inventories	(34)	13
Other assets	(22)	24
Accounts payable	79	20
Other current liabilities	59	41
Other long term liabilities	22	(178)
Net cash from operating activities	1,775	1,695
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(226)	(215)
Acquisition of business, net of cash acquired	(149)	--
Purchases of intangible assets	(4)	(28)
Purchases of investments	(795)	(816)
Proceeds from sales and maturities of investments	917	831
Other, net	7	4
Net cash from investing activities	(250)	(224)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(436)	(498)
Repayment of long term debt	(1)	(2)
Dividends on common shares	(1,048)	(750)
Acquisition of treasury shares	(5)	(44)
Proceeds from exercise of stock options	21	120
Tax benefits from share-based payment arrangements	2	51
Net cash from financing activities	(1,467)	(1,123)
Effect of exchange rates on cash and cash equivalents	12	9
Net increase (decrease) in cash and cash equivalents	70	357
Cash and cash equivalents, beginning of period	2,449	2,134
Cash and cash equivalents, end of period	$ 2,519	$ 2,491

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Net earnings			
	Q3 2009		Q3 2008	Growth
As Reported	$	515	$ 627	(17.9) %
2008 Tax Benefit		--	(240)	
2009 restructuring adjustment		1	--	
As Adjusted	$	516	$ 387	33.3 %

Note: Adjusted net earnings measures the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

	Reported Change	Foreign Currency Change	Organic Change
BRIC nation sales	0.6 %	(12.7) %	13.3 %
Global advanced technology intraocular lens sales	34.2 %	(3.5) %	37.7 %

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

2009 reported	$	6.55-6.65
2009 restructuring adjustment		0.05
2009 adjusted	$	6.60-6.70

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

# # #

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

__Doug MacHatton__
Vice President,Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

__John Selzer__
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

__Bob Peterson__
Manager, Investor Relations
(817) 551-4687
robert.peterson@alconlabs.com
www.alcon.com